

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2024

J. Michael Daniel
Senior Vice President and Chief Financial Officer
Bassett Furniture Industries Inc.
3525 Fairystone Park Highway
Bassett, Virginia 24055

      Re: Bassett Furniture Industries Inc.
            Form 10-K for the Fiscal Year Ended November 25, 2023
            Filed January 25, 2024
            File No. 000-00209

Dear J. Michael Daniel:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing